PELAGOS INSURANCE CAPITAL LIMITED
Unaudited Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2026 and 2025

PELAGOS INSURANCE CAPITAL LIMITED

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Balance Sheets
At June 30, 2026 (Unaudited) and December 31, 2025
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	June 30, 2026	December 31, 2025
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $2,845.6, 2025: $2,590.6 (net of allowance for credit losses of $3.6, 2025: $0.6))	$2,858.5	$2,640.4
Short-term investments, available-for-sale, at fair value (amortized cost: $255.0, 2025: $111.3 (net of allowance for credit losses of $nil, 2025: $nil))	254.8	111.3
Other investments, at fair value	661.7	485.7
Total investments	3,775.0	3,237.4
Cash and cash equivalents	444.3	873.0
Restricted cash and cash equivalents	72.8	374.6
Accrued investment income	29.4	28.3
Premiums and other receivables (net of allowance for credit losses of $14.5, 2025: $15.8)	4,295.1	3,322.2
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2025: $nil)	239.6	174.8
Deferred reinsurance premiums	1,890.2	1,441.5
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.3, 2025: $0.3)	286.6	438.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.9, 2025: $0.9)	1,348.1	1,195.6
Deferred policy acquisition costs (includes The Fidelis Partnership deferred commissions of $307.6, 2025: $243.4)	1,463.7	1,085.0
Other assets	149.4	272.7
Total assets	$13,994.2	$12,443.8
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,874.4	$2,607.1
Unearned premiums	5,632.0	4,384.8
Reinsurance balances payable	1,795.9	1,659.6
Amounts due to The Fidelis Partnership	640.1	457.7
Long term debt	720.5	843.2
Other liabilities	110.8	91.8
Total liabilities	11,773.7	10,044.2
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 82,728,333, 2025: 96,651,534)	0.8	1.0
Additional paid-in capital	1,409.9	1,685.6
Accumulated other comprehensive income	7.3	37.1
Retained earnings	802.5	675.9
Total shareholders' equity	2,220.5	2,399.6
Total liabilities and shareholders' equity	$13,994.2	$12,443.8
See accompanying notes to the consolidated financial statements

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and six months ended June 30, 2026 and June 30, 2025
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenues
Gross premiums written	$1,296.8	$1,219.0	$3,137.2	$2,941.9
Reinsurance premiums ceded	(527.6)	(520.1)	(1,187.7)	(1,216.6)
Net premiums written	769.2	698.9	1,949.5	1,725.3
Change in net unearned premiums	(188.1)	(160.9)	(799.9)	(584.3)
Net premiums earned	581.1	538.0	1,149.6	1,141.0
Net investment income	44.0	44.6	87.7	94.1
Net realized and unrealized investment gains	24.9	6.7	23.3	12.6
Total revenues	650.0	589.3	1,260.6	1,247.7

Expenses
Losses and loss adjustment expenses	292.6	296.7	516.4	725.9
Policy acquisition expenses (includes The Fidelis Partnership commissions of $70.5 and $157.3 (2025: $70.6 and $149.0))	256.4	239.6	495.7	485.9
General and administrative expenses	29.3	22.3	58.5	44.3
Corporate and other expenses	2.3	1.2	2.7	1.2
Net foreign exchange (gains)/losses	3.9	(2.0)	4.0	0.5
Financing costs	12.6	9.3	27.3	18.0
Total expenses	597.1	567.1	1,104.6	1,275.8

Income/(loss) before income taxes	52.9	22.2	156.0	(28.1)
Income tax (expense)/benefit	(8.5)	(2.5)	(3.6)	5.3
Net income/(loss)	$44.4	$19.7	$152.4	$(22.8)

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$(11.0)	$10.9	$(37.5)	$36.6
Reclassification of net realized losses/(gains) recognized in net income	0.7	(0.8)	0.7	(1.6)
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	2.0	0.6	7.0	(6.8)
Total other comprehensive income/(loss)	(8.3)	10.7	(29.8)	28.2

Comprehensive income	$36.1	$30.4	$122.6	$5.4

Per share data
Earnings/(loss) per common share
Earnings/(loss) per common share	$0.53	$0.18	$1.72	$(0.21)
Earnings/(loss) per diluted common share	$0.52	$0.18	$1.71	$(0.21)
Weighted average common shares outstanding	84,414,876	108,627,579	88,664,331	110,077,312
Weighted average diluted common shares outstanding	85,107,550	109,135,824	89,265,865	110,077,312
See accompanying notes to the consolidated financial statements

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)
For the three and six months ended June 30, 2026 and June 30, 2025
(Expressed in millions of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Common shares
Balance - beginning of period	$0.9	$1.1	$1.0	$1.2
Common shares repurchased and retired	(0.1)	(0.1)	(0.2)	(0.2)
Balance - end of period	0.8	1.0	0.8	1.0

Common shares held in treasury, at cost
Balance - beginning of period	—	(22.1)	—	(105.5)
Repurchase of common shares	—	—	—	—
Retirement of treasury shares	—	22.1	—	105.5
Balance - end of period	—	—	—	—

Additional paid-in capital
Balance - beginning of period	1,466.6	1,940.5	1,685.6	2,044.6
Share compensation expense	3.5	1.6	5.2	2.9
Common shares repurchased and retired	(60.0)	(110.7)	(279.3)	(216.1)
Shares withheld for employee taxes on restricted share unit vesting	(0.2)	(0.2)	(1.6)	(0.2)
Balance - end of period	1,409.9	1,831.2	1,409.9	1,831.2

Accumulated other comprehensive income, net of tax
Unrealized gains/(losses) on available-for-sale securities, net of tax
Balance - beginning of period	15.6	22.0	37.1	4.5
Unrealized gains/(losses) arising during the period, net of reclassification adjustment	(8.3)	10.7	(29.8)	28.2
Balance – end of period	7.3	32.7	7.3	32.7

Retained earnings
Balance – beginning of period	770.8	449.9	675.9	503.6
Net income/(loss)	44.4	19.7	152.4	(22.8)
Dividends on common shares	(12.7)	(11.1)	(25.8)	(22.3)
Balance - end of period	802.5	458.5	802.5	458.5

Total shareholders' equity attributable to common shareholders	$2,220.5	$2,323.4	$2,220.5	$2,323.4
See accompanying notes to the consolidated financial statements

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Statements of Cash Flows (Unaudited)
For the six months ended June 30, 2026 and June 30, 2025
(Expressed in millions of U.S. dollars)

	June 30, 2026	June 30, 2025
Operating activities
Net income/(loss)	$152.4	$(22.8)
Adjustments to reconcile net income/(loss) after tax to net cash provided by/(used in) operating activities:
Share compensation expense	5.2	2.9
Accretion, amortization and depreciation	(5.6)	(10.6)
Net realized and unrealized gain on investments	(23.3)	(12.6)
Deferred tax expense/(benefit)	6.6	(18.0)
Net changes in assets and liabilities:
Accrued investment income	(1.1)	6.6
Premiums and other receivables	(1,007.3)	(764.3)
Amounts due from The Fidelis Partnership	(66.0)	(68.3)
Deferred reinsurance premiums	(448.7)	(457.3)
Reinsurance balances recoverable on paid losses	147.0	(29.5)
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	(162.7)	36.3
Deferred policy acquisition costs	(378.7)	(295.1)
Other assets	116.4	(20.6)
Reserves for losses and loss adjustment expenses	288.8	(655.0)
Unearned premiums	1,247.2	1,038.3
Reinsurance balances payable	162.7	371.1
Amounts due to The Fidelis Partnership	187.6	103.8
Other liabilities	27.0	2.8
Net cash provided by/(used in) operating activities	247.5	(792.3)
Investing activities
Purchase of available-for-sale securities	(1,722.9)	(856.4)
Proceeds from maturities of available-for-sale securities	337.4	346.9
Proceeds from sales of available-for-sale securities	992.1	1,310.6
Proceeds from sale of other investments	5.5	—
Purchase of other investments	(154.5)	(61.1)
Purchase of fixed assets	(0.6)	(0.4)
Net cash provided by/(used in) investing activities	(543.0)	739.6
Financing activities
Proceeds from issuance of debt, net of issuance costs	—	393.3
Dividends on common shares	(25.8)	(22.0)
Repurchase of common shares	(279.5)	(110.8)
Tax paid on withholding shares	(1.6)	(0.2)
Redemption of junior notes	(125.0)	—
Repurchase of preferred securities	—	(59.6)
Net cash provided by/(used in) financing activities	(431.9)	200.7

Effect of exchange rate changes on foreign currency cash	(3.1)	8.9
Net increase/(decrease) in cash, restricted cash, and cash equivalents	(730.5)	156.9
Cash, restricted cash, and cash equivalents, beginning of period	1,247.6	946.6
Cash, restricted cash, and cash equivalents, end of period	$517.1	$1,103.5

Cash, restricted cash, and cash equivalents comprise the following:
Cash and cash equivalents	$444.3	$919.4
Restricted cash and cash equivalents	72.8	184.1
Cash, restricted cash, and cash equivalents	$517.1	$1,103.5
See accompanying notes to the consolidated financial statements

PELAGOS INSURANCE CAPITAL LIMITED
Notes to Consolidated Financial Statements (Unaudited)
(Expressed in millions of U.S. dollars)
1.          Nature of Operations
Pelagos Insurance Capital Limited, formerly known as Fidelis Insurance Holdings Limited (“Pelagos” or “PLGO,” and together with its subsidiaries, the “Company”) is a holding company which was incorporated under the laws of Bermuda on August 22, 2014. The Company is a global specialty underwriter of insurance and reinsurance. Pelagos’ principal operating subsidiaries are:
•Pelagos Insurance Capital Bermuda Limited (formerly known as Fidelis Insurance Bermuda Limited or “FIBL”) (“PICB”) is a Class 4 Bermuda domiciled company which writes most of the Company’s reinsurance business, as well as writing insurance lines. PICB is regulated by the Bermuda Monetary Authority.
•Pelagos Insurance Capital Underwriting Limited (formerly known as Fidelis Underwriting Limited or “FUL”) (“PICUK”) is a company incorporated in England and Wales which principally writes insurance, as well as reinsurance. PICUK is regulated by the Prudential Regulation Authority (“PRA”) and the Financial Conduct Authority (“FCA”).
•Pelagos Insurance Capital Ireland DAC (formerly known as Fidelis Insurance Ireland DAC or “FIID”) (“PICI”) is a Republic of Ireland domiciled company that writes insurance and reinsurance within the European Economic Area. PICI is regulated by the Central Bank of Ireland (“CBI”).
•Pelagos (UK) Services Limited (formerly known as FIHL (UK) Services Limited or “FSL”) (“PSL”) is a service company incorporated in England and Wales, that also has a branch in Ireland.
•Nameco (No 1404) Limited (the “Pelagos Corporate Member”), a wholly owned subsidiary of PICB, is a Lloyd’s corporate member that facilitates the Company’s participation in underwriting activities for Lloyd’s of London Syndicates. The Company currently participates in the underwriting activity of Syndicate 3123, with a participation rate of 7.4% for the 2026 and 2025 years of account. Effective January 1, 2026, the Company also began participating in the underwriting activity of other Lloyd’s Syndicates.
On January 3, 2023, the Company distributed its investment in Fidelis Marketing Limited (“FML”) and Pine Walk Capital Limited (“Pine Walk”) to shareholders to form a new managing general underwriter business (“The Fidelis Partnership” or “TFP”) and The Fidelis Partnership was acquired by a consortium of investors.
Through various long-term contractual agreements, effective from January 1, 2023 TFP manages origination, underwriting, underwriting administration and claims handling for business sourced through TFP under delegated authority agreements with the Company. Other services provided by TFP to the Company include sourcing and administering outwards reinsurance, support with business planning, capital management, insurance contract accounting and information technology.
On July 3, 2023, the Company completed an initial public offering of common shares on the New York Stock Exchange.
Following shareholder approval at the Annual General Meeting on April 28, 2026, the Company rebranded as Pelagos Insurance Capital, with the legal name change becoming effective May 11, 2026. The Company is now trading on the New York Stock Exchange under ticker symbol “PLGO.”
2.    Significant Accounting Policies
Basis of presentation
The unaudited consolidated financial statements include the results of Pelagos and its subsidiaries and have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. These unaudited financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, in Pelagos’ Form 20-F filed with the Securities and Exchange Commission on March 5, 2026.
All intercompany balances and transactions have been eliminated on consolidation. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of normally recurring accruals) necessary for a fair statement of results on an interim basis. The results of any interim period are not necessarily indicative of the results for a full year or any future periods. The consolidated financial statements have been prepared on a going concern basis.

Reporting currency
The financial information is reported in United States dollars (“U.S. dollars” or “$”), expressed in millions, except for share and per share amounts.
Significant Accounting Policies
There were no notable changes to the Company’s significant accounting policies subsequent to December 31, 2025.
3.           Segments
The chief operating decision maker (“CODM”) reviews the Company’s ongoing underwriting operations across two operating segments: Insurance and Reinsurance. In determining how to allocate resources and assess the performance of the Company’s underwriting results, management considers many factors including the nature of the insurance product offered, the risks that are covered and the nature of the client.
•The Insurance segment comprises a specialized portfolio of risks that includes Property, Marine, Asset Backed Finance & Portfolio Credit, Energy, Cyber, Aviation & Aerospace, Political Risk, Violence & Terror, and Other Insurance risks.
•The Reinsurance segment is primarily a property catastrophe book, with a smaller proportion of Retro & Whole Account business.
The Company also has an “Other” category that includes general and administrative expenses and The Fidelis Partnership commissions.
Assets are not allocated to segments, nor are general and administrative expenses allocated between segments as employees, including underwriters, may work across different segments. The Fidelis Partnership commissions (see Note 12, Related Party Transactions) are not allocated to segments as they are not included in the measure of segment profit reviewed by the CODM, nor is a segment analysis of such expenses provided in other information reviewed by the CODM.

The following tables summarize the Company’s segment disclosures:

	Three Months Ended June 30, 2026
	Insurance	Reinsurance	Other	Total
Gross premiums written	$913.5	$383.3	$—	$1,296.8
Net premiums written	543.5	225.7	—	769.2
Net premiums earned	514.7	66.4	—	581.1
Losses and loss adjustment expenses	(301.2)	8.6	—	(292.6)
Policy acquisition expenses	(163.9)	(22.0)	(70.5)	(256.4)
General and administrative expenses	—	—	(29.3)	(29.3)
Underwriting income	49.6	53.0		2.8
Net investment income				44.0
Net realized and unrealized investment gains				24.9
Corporate and other expenses				(2.3)
Net foreign exchange losses				(3.9)
Financing costs				(12.6)
Income before income taxes				52.9
Income tax expense				(8.5)
Net income				$44.4

Losses and loss adjustment expenses incurred - current year	(321.9)	(3.4)		$(325.3)
Losses and loss adjustment expenses incurred - prior accident years	20.7	12.0		32.7
Losses and loss adjustment expenses incurred - total	$(301.2)	$8.6		$(292.6)

Underwriting Ratios(1)
Loss ratio - current year	62.5%	5.1%		56.0%
Loss ratio - prior accident years	(4.0%)	(18.1%)		(5.6%)
Loss ratio - total	58.5%	(13.0%)		50.4%
Policy acquisition expense ratio	31.8%	33.1%		32.0%
Underwriting ratio	90.3%	20.1%		82.4%
The Fidelis Partnership commissions ratio				12.1%
General and administrative expense ratio				5.0%
Combined ratio				99.5%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended June 30, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$902.3	$316.7	$—	$1,219.0
Net premiums written	546.2	152.7	—	698.9
Net premiums earned	458.9	79.1	—	538.0
Losses and loss adjustment expenses	(291.8)	(4.9)	—	(296.7)
Policy acquisition expenses	(148.9)	(20.1)	(70.6)	(239.6)
General and administrative expenses	—	—	(22.3)	(22.3)
Underwriting income/(loss)	18.2	54.1		(20.6)
Net investment income				44.6
Net realized and unrealized investment gains				6.7
Corporate and other expenses				(1.2)
Net foreign exchange gains				2.0
Financing costs				(9.3)
Income before income taxes				22.2
Income tax expense				(2.5)
Net income				$19.7

Losses and loss adjustment expenses incurred - current year	(178.4)	(29.1)		$(207.5)
Losses and loss adjustment expenses incurred - prior accident years	(113.4)	24.2		(89.2)
Losses and loss adjustment expenses incurred - total	$(291.8)	$(4.9)		$(296.7)

Underwriting Ratios(1)
Loss ratio - current year	38.9%	36.8%		38.5%
Loss ratio - prior accident years	24.7%	(30.6%)		16.6%
Loss ratio - total	63.6%	6.2%		55.1%
Policy acquisition expense ratio	32.4%	25.4%		31.4%
Underwriting ratio	96.0%	31.6%		86.5%
The Fidelis Partnership commissions ratio				13.1%
General and administrative expense ratio				4.1%
Combined ratio				103.7%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six Months Ended June 30, 2026
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,349.6	$787.6	$—	$3,137.2
Net premiums written	1,547.5	402.0	—	1,949.5
Net premiums earned	1,029.6	120.0	—	1,149.6
Losses and loss adjustment expenses	(529.0)	12.6	—	(516.4)
Policy acquisition expenses	(303.1)	(35.3)	(157.3)	(495.7)
General and administrative expenses	—	—	(58.5)	(58.5)
Underwriting income	197.5	97.3		79.0
Net investment income				87.7
Net realized and unrealized investment gains				23.3
Corporate and other expenses				(2.7)
Net foreign exchange losses				(4.0)
Financing costs				(27.3)
Income before income taxes				156.0
Income tax expense				(3.6)
Net income				$152.4

Losses and loss adjustment expenses incurred - current year	(534.5)	(17.7)		$(552.2)
Losses and loss adjustment expenses incurred - prior accident years	5.5	30.3		35.8
Losses and loss adjustment expenses incurred - total	$(529.0)	$12.6		$(516.4)

Underwriting Ratios(1)
Loss ratio - current year	51.9%	14.8%		48.0%
Loss ratio - prior accident years	(0.5%)	(25.3%)		(3.1%)
Loss ratio - total	51.4%	(10.5%)		44.9%
Policy acquisition expense ratio	29.4%	29.4%		29.4%
Underwriting ratio	80.8%	18.9%		74.3%
The Fidelis Partnership commissions ratio				13.7%
General and administrative expense ratio				5.1%
Combined ratio				93.1%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six Months Ended June 30, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,169.3	$772.6	$—	$2,941.9
Net premiums written	1,355.1	370.2	—	1,725.3
Net premiums earned	970.8	170.2	—	1,141.0
Losses and loss adjustment expenses	(573.2)	(152.7)	—	(725.9)
Policy acquisition expenses	(297.1)	(39.8)	(149.0)	(485.9)
General and administrative expenses	—	—	(44.3)	(44.3)
Underwriting income/(loss)	100.5	(22.3)		(115.1)
Net investment income				94.1
Net realized and unrealized investment gains				12.6
Corporate and other expenses				(1.2)
Net foreign exchange losses				(0.5)
Financing costs				(18.0)
Loss before income taxes				(28.1)
Income tax benefit				5.3
Net loss				$(22.8)

Losses and loss adjustment expenses incurred - current year	(467.3)	(210.2)		$(677.5)
Losses and loss adjustment expenses incurred - prior accident years	(105.9)	57.5		(48.4)
Losses and loss adjustment expenses incurred - total	$(573.2)	$(152.7)		$(725.9)

Underwriting Ratios(1)
Loss ratio - current year	48.1%	123.5%		59.4%
Loss ratio - prior accident years	10.9%	(33.8%)		4.2%
Loss ratio - total	59.0%	89.7%		63.6%
Policy acquisition expense ratio	30.6%	23.4%		29.5%
Underwriting ratio	89.6%	113.1%		93.1%
The Fidelis Partnership commissions ratio				13.1%
General and administrative expense ratio				3.9%
Combined ratio				110.1%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.
4.           Investments
At June 30, 2026, the Company’s investments are substantially all managed by external investment managers through individual investment management agreements. The Company monitors activity and performance of the external managers on an ongoing basis.
a.Fixed maturity securities
The following table summarizes the fair value of fixed maturity investments:

	June 30, 2026
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$420.5	$1.5	$(1.1)	$420.9
Agencies	3.8	—	—	3.8
Non-U.S. government	38.5	0.1	(0.1)	38.5
Corporate bonds	1,699.3	12.9	(2.9)	1,709.3
Residential mortgage-backed	402.2	2.3	(0.1)	404.4
Commercial mortgage-backed	9.5	—	—	9.5
Other asset-backed securities	271.8	0.8	(0.5)	272.1
Total fixed maturity securities	$2,845.6	$17.6	$(4.7)	$2,858.5

	December 31, 2025
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$477.8	$6.6	$(0.2)	$484.2
Agencies	6.9	—	—	6.9
Non-U.S. government	46.6	0.6	—	47.2
Corporate bonds	1,616.8	35.7	(0.3)	1,652.2
Residential mortgage-backed	244.3	5.6	—	249.9
Commercial mortgage-backed	1.0	—	—	1.0
Other asset-backed securities	197.2	1.9	(0.1)	199.0
Total fixed maturity securities	$2,590.6	$50.4	$(0.6)	$2,640.4
Review of the fixed maturity securities is performed on a regular basis to consider concentration, credit quality and compliance with established guidelines. For individual fixed maturity securities, nationally recognized statistical rating organizations are used and the middle of three ratings or the lower of two is taken. The composition of the fair values of fixed maturity securities by credit rating is as follows:

	June 30, 2026		December 31, 2025
	Fair Value	%	Fair Value	%
AAA	$273.1	9%	$216.1	9%
AA	964.3	34%	891.2	34%
A	1,187.6	42%	1,118.8	42%
BBB	406.3	14%	382.8	14%
Below BBB	27.2	1%	31.5	1%
Total fixed maturity securities	$2,858.5	100%	$2,640.4	100%
The contractual maturities for fixed maturity securities are listed in the following table:

	June 30, 2026		December 31, 2025
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$204.8	$205.1	$233.0	$234.2
Due after one year through five years	1,433.6	1,442.6	1,503.5	1,532.4
Due after five years through ten years	669.3	671.4	520.3	534.3
Due after ten years	537.9	539.4	333.8	339.5
Total fixed maturity securities	$2,845.6	$2,858.5	$2,590.6	$2,640.4
Expected maturities may differ from contractual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Additionally, lenders may have the right to put the securities back to the borrower.
b.Short-term investments
The Company’s short-term investments consist of U.S. Treasuries, corporate bonds and other asset-backed securities with maturities of 90 days or greater but less than one year at the time of purchase:

	June 30, 2026
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$253.8	$—	$(0.2)	$253.6
Corporate bonds	1.2	—	—	1.2
Total short-term investments	$255.0	$—	$(0.2)	$254.8

	December 31, 2025
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$109.9	$—	$—	$109.9
Corporate bonds	1.0	—	—	1.0
Other asset-backed securities	0.4	—	—	0.4
Total short-term investments	$111.3	$—	$—	$111.3

The composition of the fair values of short-term investments by credit rating is as follows:

	June 30, 2026		December 31, 2025
	Fair Value	%	Fair Value	%
AAA	$—	—%	$0.4	—%
AA	253.7	100%	109.9	99%
A	1.0	—%	0.7	1%
BBB	0.1	—%	0.3	—%
Total short-term investments	$254.8	100%	$111.3	100%
c.Available-for-sale - net loss position
The following table summarizes, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Company’s available-for-sale portfolio:

	June 30, 2026
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$378.5	$(1.3)	$—	84
Non-U.S. government	5.7	(0.1)	—	4
Corporate bonds	344.0	(2.8)	(0.1)	344
Residential mortgage-backed	14.2	(0.1)	—	5
Commercial mortgage-backed	2.3	—	—	5
Other asset-backed securities	73.8	(0.4)	(0.1)	57
Total	$818.5	$(4.7)	$(0.2)	499

	December 31, 2025
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$50.1	$(0.1)	$(0.1)	49
Non-U.S. government	5.3	—	—	3
Corporate bonds	53.3	(0.3)	—	132
Residential mortgage-backed	2.2	—	—	1
Other asset-backed securities	25.3	(0.1)	—	30
Total	$136.2	$(0.5)	$(0.1)	215
At June 30, 2026 on a security level basis, 499 securities out of a total of approximately 1,679 securities were in an unrealized loss position and the largest unrealized loss from a single security in the Company’s fixed maturity portfolio was $0.3 million. At December 31, 2025, on a security level basis, 215 securities out of a total of approximately 1,624 securities were in an unrealized loss position and the largest unrealized loss from a single security in the Company’s fixed maturity portfolio was $0.1 million.
d.Allowance for expected credit losses - available-for-sale
The following table provides a roll forward of the allowance for expected credit losses of the Company’s securities classified as available-for-sale:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Balance at beginning of period	$2.8	$1.9	$0.6	$5.9
Expected credit losses on securities where credit losses were not previously recognized	1.7	0.2	3.9	0.7
Reductions for expected credit losses on securities where credit losses were previously recognized	(0.3)	(0.8)	(0.2)	(5.2)
Securities sold/redeemed/matured	(0.6)	(0.7)	(0.7)	(0.8)
Balance at end of period	$3.6	$0.6	$3.6	$0.6
The Company assesses each quarter whether the decline in fair value of an available-for-sale security below its amortized cost is the result of a credit loss. All available-for-sale securities with unrealized losses are reviewed. The Company considers many factors to determine whether a credit loss exists, including the extent to which fair value is below cost, the implied yield to maturity, rating downgrades of the security and whether or not the issuer has failed to make scheduled principal or interest payments. The Company also takes into consideration information about the financial condition of the issuer and industry factors that could negatively impact the capital markets.
If the decline in fair value of an available-for-sale security below its amortized cost is considered to be the result of a credit loss, the Company compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the expected credit loss, which is recorded as an allowance and recognized in net income.
e.Other investments, at fair value
The following table provides a summary of the Company’s other investments by investment strategy:

	June 30, 2026		December 31, 2025
	Fair Value	%	Fair Value	%
Fixed income funds	$270.5	41%	$243.0	50%

Hedge funds
Credit	26.3	4%	25.0	5%
Global macro	48.1	7%	41.6	9%
Long/short	192.5	29%	67.4	14%
Multi-strategy and event-driven	100.9	15%	96.8	20%
Total hedge funds	367.8	55%	230.8	48%

Private credit funds	23.4	4%	11.9	2%
Total other investments	$661.7	100%	$485.7	100%
The fixed income fund investments are structured as commingled investment funds managed by third-party managers. In 2025 the Company invested in:
•A UCITS (Undertakings for Collective Investment in Transferable Securities) fund that is actively investing in primarily global investment-grade credit securities. The fund has an average credit rating of A.
•An ICAV (Irish collective asset-management vehicle) fund that is structured as a limited partnership. The fund invests in a diverse portfolio of primarily high yield corporate debt securities and bank loans. The fund has an average credit rating of BB-.
•An open-ended Luxembourg based fund that is investing in investment-grade and short-dated subscription line financing for private funds. The fund has an average credit rating of AA.
At June 30, 2026, approximately $nil (December 31, 2025: $63.4 million) of the fixed income funds were subject to lock-ups or hold-backs and are not redeemable within twelve months. The remaining funds can be redeemed within 30 days’ notice.
At June 30, 2026, the Company had $9.0 million (December 31, 2025: $12.2 million) of unfunded investment commitments to fixed income funds, which are callable by the relevant investment managers.
Commencing 2024, the Company invested in a number of hedge funds which are structured as limited partnerships and are managed by third-party managers. The individual hedge fund strategies include credit, global macro, long/short, multi strategy and event-driven.
Other investments in hedge funds are redeemable over periods ranging from one month to greater than twelve months. The common redemption restrictions which may impact the Company's ability to redeem hedge funds are lock-up periods, hold-backs and gates. A lock-up period is the initial amount of time an investor is contractually required to remain invested in the fund before having the ability to redeem in whole or in part. A hold-back entitles the fund to retain up to 10% of a total redemption request, pending completion of the external audit for the financial year in which the redemption occurs. A gate is a suspension of redemptions which may be implemented by the investment manager of the fund to defer, in whole or in part, the redemption request in the event the aggregate amount of redemption requests exceeds a specified percentage of the fund’s net assets. At June 30, 2026, approximately 85% (December 31, 2025: 94%) of the total hedge fund investment can be redeemed within the next twelve months, while approximately 15% (December 31, 2025: 6%) of the total hedge fund investment could be subject to lock-ups or hold-backs and are not redeemable within twelve months. At June 30, 2026, approximately 7% (December 31, 2025: 1%) of the hedge funds were subject to a gate.

Commencing 2025, the Company invested in private credit funds managed by third-party managers. The private credit fund strategy includes investing in portfolio debt securities related to certain private credit asset classes, including direct lending, specialty finance and credit opportunities.
At June 30, 2026 the Company had $96.5 million (December 31, 2025: $108.1 million) of unfunded commitments as a limited partner in private credit funds. The Company generally has no right to redeem its interest in any of these private credit funds in advance of dissolution of the applicable limited partnerships. Instead, distributions are received by the Company in connection with the liquidation or maturity of the underlying private credit assets of the fund. It is estimated that the majority of the underlying assets of the limited partnerships will liquidate over 5 to 10 years from inception of the limited partnership.
f.Net investment income and net realized and unrealized investment gains
The components of net investment return are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net interest and dividend income	$46.2	$47.0	$91.6	$98.3
Investment expenses	(2.2)	(2.4)	(3.9)	(4.2)
Net investment income	44.0	44.6	87.7	94.1
Net realized gains/(losses) on fixed maturity securities, available-for-sale	(0.7)	0.8	(0.7)	1.6
Net realized gain on derivatives	—	—	0.1	—
Net realized and unrealized gains on other investments	26.4	4.6	26.9	5.7
Change in provision for expected credit losses	(0.8)	1.3	(3.0)	5.3
Net realized and unrealized investment gains	24.9	6.7	23.3	12.6
Total realized and unrealized investments gains/(losses) and net investment income	$68.9	$51.3	$111.0	$106.7
5.           Fair Value Measurements
FASB ASC 820-10, Fair Value Measurements and Disclosures, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair value hierarchy
FASB ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company’s market assumptions. The fair value hierarchy is as follows:
•Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets. The fair value is determined by multiplying the quoted price by the quantity held by the Company.
•Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices (e.g. interest rates, yield curves, prepayment spreads, default rate, etc.) for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or can be corroborated by observable market data.
•Level 3: Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement. Significant management assumptions can be used to establish management’s best estimate of the assumptions used by other market participants in determining the fair value of the asset or liability.
As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observable prices in those markets.
The Company’s policy with respect to transfer between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period.
Determination of fair value
The following section describes the valuation methodologies used by the Company to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.

Fixed maturity securities, available-for-sale
Fair values for all fixed maturity securities, available-for-sale, are independently provided by the investment administrator, investment custodians, and investment managers, each of which utilize internationally recognized independent pricing services.
For determining the fair value of securities that are not actively traded, in general, pricing services use “matrix pricing” in which the independent pricing service uses observable market inputs including, but not limited to, reported trades, benchmark yields, broker-dealer quotes, interest rates, prepayment spreads, default rates and such other inputs as are available from market sources to determine a reasonable fair value.
The following describes the techniques generally used to determine the fair value of the Company’s fixed maturity securities by asset class.
•U.S. Treasuries are bonds issued by the U.S. government. The significant inputs used to determine the fair value of these securities are based on quoted prices in active markets for identical assets and are therefore classified within Level 1.
•Agency securities consist of securities issued by U.S. and non-U.S. government sponsored agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, government development banks and other agencies which are not mortgage pass-through. The fair values of these securities are determined using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads are observable market inputs, the fair values of these securities are classified as Level 2.
•Non-U.S. government securities consist of bonds issued by non-U.S. governments and supranationals. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 2.
•Corporate bonds consist primarily of investment-grade debt of a wide variety of corporate issuers and industries. When available, significant inputs are used to determine the fair value of these securities and are based on quoted prices in active markets for similar assets. When not available, the fair values of these securities are determined using the spread above the risk-free yield curve, reported trades, broker-dealer quotes, benchmark yields, and industry and market indicators. The fair values of these securities are classified as Level 2.
•Residential mortgage-backed securities include agency mortgage-backed securities and agency collateralized mortgage obligations. These are individually evaluated using option adjusted spreads (“OAS”) and nominal spreads. The OAS valuations use a third-party prepayment model and OAS. Spreads are based upon tranche type and average life volatility. These spreads are gathered from dealer quotes, trade prices, and the new issue market. The fair values of these securities are classified as Level 2.
•Commercial mortgage-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. Securities held in this sector are primarily priced by pricing services. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, current price data, the swap curve as well as cash settlement. The fair values of these securities are classified as Level 2.
•Other asset-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. The underlying collateral for asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, tranche type, interest rate data and credit spreads. The Company classifies these securities within Level 2.
Short-term investments
The Company’s short-term investments are classified within the fair value hierarchy using the methodologies specified for our fixed maturity securities above.
Other investments
Fair values for the Company’s investments in fixed income funds, hedge funds and private credit funds are based on their respective net asset values and are excluded from the fair value hierarchy table below.
Derivative assets and liabilities
Exchange-traded derivatives, measured at fair value using quoted prices in active markets, where available, are classified as Level 1 of the fair value hierarchy.
Derivatives without quoted prices in an active market and derivatives executed over the counter are valued using internal valuation techniques that consider the time value of money, volatility, the current market and contractual prices of underlying financial instruments. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and key inputs depend on the type of derivative and the nature of the underlying instrument.
The following tables present the financial instruments measured at fair value on a recurring basis at June 30, 2026 and December 31, 2025:

	June 30, 2026
Assets	Level 1	Level 2	Level 3	Total
Fixed maturity securities
U.S. Treasuries	$420.9	$—	$—	$420.9
Agencies	—	3.8	—	3.8
Non-U.S. government	—	38.5	—	38.5
Corporate bonds	—	1,709.3	—	1,709.3
Residential mortgage-backed	—	404.4	—	404.4
Commercial mortgage-backed	—	9.5	—	9.5
Other asset-backed securities	—	272.1	—	272.1
Total fixed maturity securities	420.9	2,437.6	—	2,858.5
Short-term investments
U.S. Treasuries	253.6	—	—	253.6
Corporate bonds	—	1.2	—	1.2
Total short-term investments	253.6	1.2	—	254.8
Other assets
Investments pending settlement	7.1	—	—	7.1
Total other assets	7.1	—	—	7.1
Total assets measured at fair value	$681.6	$2,438.8	$—	$3,120.4
Liabilities
Other liabilities
Investments pending settlement	$(17.4)	$—	$—	$(17.4)
Derivative liabilities	—	(1.6)	—	(1.6)
Total other liabilities	(17.4)	(1.6)	—	(19.0)
Total liabilities measured at fair value	$(17.4)	$(1.6)	$—	$(19.0)

	December 31, 2025
Assets	Level 1	Level 2	Level 3	Total
Fixed maturity securities
U.S. Treasuries	$484.2	$—	$—	$484.2
Agencies	—	6.9	—	6.9
Non-U.S. government	—	47.2	—	47.2
Corporate bonds	—	1,652.2	—	1,652.2
Residential mortgage-backed	—	249.9	—	249.9
Commercial mortgage-backed	—	1.0	—	1.0
Other asset-backed securities	—	199.0	—	199.0
Total fixed maturity securities	484.2	2,156.2	—	2,640.4
Short-term investments
U.S. Treasuries	109.9	—	—	109.9
Corporate bonds	—	1.0	—	1.0
Other asset-backed securities	—	0.4	—	0.4
Total short-term investments	109.9	1.4	—	111.3
Other assets
Investments pending settlement	4.8	—	—	4.8
Derivative assets	—	2.4	—	2.4
Total other assets	4.8	2.4	—	7.2
Total assets measured at fair value	$598.9	$2,160.0	$—	$2,758.9
Liabilities
Other liabilities
Investments pending settlement	$(6.6)	$—	$—	$(6.6)
Derivative liabilities	—	(1.7)	—	(1.7)
Total other liabilities	(6.6)	(1.7)	—	(8.3)
Total liabilities measured at fair value	$(6.6)	$(1.7)	$—	$(8.3)
There were no transfers into or out of Level 1 and Level 2 during the six months ended June 30, 2026 and the year ended December 31, 2025.

Fair value of financial instrument liabilities
The following table presents financial instruments for which the carrying value differs from the estimated fair values at June 30, 2026 and December 31, 2025. The fair values of the below financial instruments are based on observable inputs and are considered Level 2 measurements.

	June 30, 2026		December 31, 2025
	Fair Value	Carrying Value	Fair Value	Carrying Value
7.750% Subordinated notes due 2055	$421.9	$393.7	$431.0	$393.5
4.875% Senior notes due 2030	320.9	326.8	327.7	326.4
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	—	—	124.4	123.3

6.           Total Cash, Cash Equivalents, Restricted Cash and Restricted Investments
The Company has cash and investments in trust funds that support the insurance contracts written on certain lines of business and in segregated portfolios primarily to provide collateral for letters of credit.
The following table provides a summary of cash and cash equivalents, restricted cash and restricted investments at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	$444.3	$873.0
Restricted cash securing letter of credit facilities	19.7	21.5
Restricted cash securing insurance and reinsurance contracts	53.1	353.1
Total cash, cash equivalents and restricted cash	517.1	1,247.6
Restricted investments securing reinsurance contracts and letter of credit facilities	1,098.0	850.7
Total cash, cash equivalents, restricted cash and restricted investments	$1,615.1	$2,098.3
7.           Derivative Financial Instruments
The Company enters into derivative instruments such as futures and swaps primarily for fixed income portfolio interest rate and credit exposure management, and forward contracts for foreign currency exposure management. The Company’s derivative instruments are generally traded under International Swaps and Derivatives Association master agreements, which establish the terms of the transactions entered into with the Company’s derivative counterparties. In the event one party becomes insolvent or otherwise defaults on its obligations, a master agreement generally permits the non-defaulting party to accelerate and terminate all outstanding transactions and net the transactions’ marked-to-market values so that a single sum in a single currency will be owed by, or owed to, the non-defaulting party. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure.
The following table identifies the fair value and notional amounts of derivative instruments included in the Consolidated Balance Sheets, categorized by primary underlying risk:

	June 30, 2026			December 31, 2025
	Derivative assets at fair value	Derivative liabilities at fair value	Notional amounts(1)	Derivative assets at fair value	Derivative liabilities at fair value	Notional amounts(1)
Credit default swaps	$—	$—	$—	$2.4	$—	$2.2
Forwards(2)	—	(1.6)	31.7	—	(1.7)	133.3
Total	$—	$(1.6)		$2.4	$(1.7)
__________________
(1)The absolute notional exposure represents the Company’s derivative activity, which is representative of the volume of derivatives held during the year.
(2)Contracts used to primarily manage foreign currency risks in underwriting.
The following table presents the Company’s net realized gains/(losses) and change in net unrealized gains/(losses) relating to derivative trading activities for the three and six months ended June 30, 2026 and 2025. Net realized gains/(losses) and net unrealized gains/(losses) related to derivatives are included in net realized and unrealized investment gains/(losses) and net foreign exchange (gains)/losses in the Consolidated Statements of Income.

	Three Months Ended				Six Months Ended
	June 30, 2026		June 30, 2025		June 30, 2026		June 30, 2025
	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)
Fixed income portfolio management
Credit default swaps	$—	$—	$—	$—	$0.1	$—	$—	$—
Foreign exchange contracts
Forwards (1)	(3.1)	0.4	(8.8)	—	0.6	0.1	(12.0)	(1.3)
Total	$(3.1)	$0.4	$(8.8)	$—	$0.7	$0.1	$(12.0)	$(1.3)
__________________
(1)Contracts used to primarily manage foreign currency risks in underwriting.

The Company obtains and provides collateral from and to counterparties for over-the-counter derivative financial instruments in accordance with bilateral credit facilities.
The Company does not offset its derivative instruments and presents all amounts in the Consolidated Balance Sheets on a gross basis. Unrealized gains are included within other assets and unrealized losses are included within other liabilities. The Company has pledged cash collateral to counterparties to support the current value of amounts due to the counterparties based on the value of the underlying security.
8.           Reserves for Losses and Loss Adjustment Expenses
The reserves for losses and loss adjustment expenses include an amount determined from reported claims, and estimates based on historical loss experience and industry statistics for losses incurred but not reported using a variety of actuarial methods.
The reserve estimates contain an inherent level of uncertainty and actual results may vary, potentially significantly, from the estimates the Company has made. Reserves are reviewed on a quarterly basis and estimates are adjusted to reflect emerging claims experience.
The unpaid reported reserves for losses and loss adjustment expenses are established by management based on reports from brokers, ceding companies and insureds and represent the estimated ultimate cost of events or conditions that have been reported to, or specifically identified by the Company.
Losses and loss adjustment expenses incurred but not reported (“IBNR”) reserves are established by management based on actuarial estimates of ultimate losses and loss adjustment expenses. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity, frequency of large losses and catastrophes, and other factors which may vary significantly as claims are settled.
Actuarial inputs include the Company’s own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. Due to the limited historical data available, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, large and catastrophic claims.
The Company estimates reserves for unallocated claims adjustment expenses (“ULAE”) based on a percentage of loss reserves as determined by management. However, this may be overridden in exceptional circumstances where this approach is not deemed appropriate. There were no material changes made to the Company’s methodology for calculating reserves for unallocated claims adjustment expenses for the six months ended June 30, 2026.
Salvage is recorded based on estimated realizable value and is deducted from the reserve for losses and loss adjustment expenses.
The following table presents a reconciliation for the period of reserves for losses and loss adjustment expenses for the six months ended June 30, 2026 and June 30, 2025:

	June 30, 2026	June 30, 2025
Reserves for losses and loss adjustment expenses, beginning of period	$2,607.1	$3,134.3
Reinsurance recoverable on reserves for losses and loss adjustment expenses	(1,195.6)	(1,255.6)
Net reserves for losses and loss adjustment expenses, beginning of period	1,411.5	1,878.7
Net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	552.2	677.5
Prior years	(35.8)	48.4
Total incurred	516.4	725.9
Net losses and loss adjustment expenses paid in respect of losses occurring in:
Current year	(23.2)	(191.2)
Prior years	(368.4)	(1,149.9)
Total paid	(391.6)	(1,341.1)
Foreign exchange	(10.0)	27.3
Net reserves for losses and loss adjustment expenses, end of period	1,526.3	1,290.8
Reinsurance recoverable on reserves for losses and loss adjustment expenses	1,348.1	1,244.7
Reserves for losses and loss adjustment expenses, end of period	$2,874.4	$2,535.5
As a result of the changes in estimates of insured events in prior years, the reserves for losses and loss adjustment expenses net of reinsurance recoveries decreased by $35.8 million for the six months ended June 30, 2026 (2025: increased by $48.4 million).
Net favorable development for the six months ended June 30, 2026 resulted from better than expected loss development across both segments.

In the Insurance segment, for the six months ended June 30, 2026 the net favorable development of $5.5 million was primarily driven by better than expected loss emergence in multiple lines of business, partially offset by increased loss estimates related to the Baltimore Bridge collapse within our Marine line of business as well as increases in prior year property D&F losses. In the Reinsurance segment, for the six months ended June 30, 2026 the net favorable development of $30.3 million was driven by positive development on catastrophe losses and benign prior year attritional experience.
Net adverse development for the six months ended June 30, 2025 resulted from an increase in our Aviation & Aerospace line of business in the Insurance segment related to the Ukraine Conflict, partially offset by better than expected loss development in both operating segments. The favorable development in the Reinsurance segment of $57.5 million was driven by positive development on catastrophe losses and benign prior year attritional experience. The adverse development in the Insurance segment of $105.9 million was driven primarily by an increase in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase includes the impact of the settlement of certain aviation litigation related claims during the year, as well as the judgment handed down by the English High Court. The increase was partially offset by better than expected loss emergence in our Property and Other Insurance lines of business.
9.          Reinsurance and Retrocessional Reinsurance
In the normal course of business, the Company purchases reinsurance and retrocessional protection to mitigate its loss exposure. The Company is exposed to the credit risk of the reinsurers, including the risk that one of its reinsurers becomes insolvent or otherwise unable or unwilling to pay policyholder claims. This credit risk is generally mitigated by either selecting well capitalized, highly rated authorized capacity providers or requiring that the capacity provider post collateral to secure the reinsured risks, which, in some instances, exceeds the related reinsurance recoverable. Allowances are established for amounts deemed uncollectible.
The Company evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. At June 30, 2026, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $1,348.1 million (December 31, 2025: $1,195.6 million) and the reinsurance balance recoverable on paid losses was $286.6 million (December 31, 2025: $438.7 million). In evaluating the allowance for expected credit losses, the Company assesses the probability of default and loss given default for each reinsurer. This uses counterparty ratings from a major rating agency and an assessment of the current market conditions for the likelihood of default. An inability of its reinsurers or retrocessionaires to meet their obligations to the Company over the relevant exposure periods for any reason could have a material adverse effect on its financial condition and results of operations.
The allowance for expected credit losses of the Company's reinsurance recoverables on paid losses and on reserves for losses and loss adjustment expenses at June 30, 2026 was $0.3 million and $0.9 million, respectively (December 31, 2025: $0.3 million and $0.9 million, respectively).
10.          Long Term Debt
Long-term debt
On June 13, 2025, the Company issued $400.0 million of its 7.750% Fixed-Rate Reset Subordinated Notes due June 15, 2055 (collectively, the “Subordinated Notes”), with interest payable on June 15 and December 15 of each year, which commenced on December 15, 2025. From the issue date to, but excluding, June 15, 2035, the Subordinated Notes will bear interest at a fixed rate of 7.750% per annum. From and including June 15, 2035, and every five years on June 15 thereafter, the interest rate will reset to the then-current five-year U.S. Treasury rate plus 4.280%, as determined on the applicable reset date. The Subordinated Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Subordinated Notes. However, the Subordinated Notes may not be redeemed if enhanced capital requirements, as established by the Bermuda Monetary Authority (“BMA”), would be breached immediately before or after giving effect to the redemption of such notes, unless the Company replaces the capital represented by the Subordinated Notes to be redeemed or repaid with capital having equal or better capital treatment as the notes under applicable BMA rules. Notwithstanding the foregoing, the Subordinated Notes may not be redeemed prior to June 15, 2030 unless the BMA does not object to such redemption, having been provided notice of the redemption, and the conditions in the foregoing sentence are satisfied. The Subordinated Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
On October 16, 2020, the Company issued $105.0 million, and on October 20, 2020, the Company issued a further $20.0 million of its 6.625% Fixed-Rate Reset Junior Subordinated Notes due April 1, 2041 (collectively, the “Junior Notes”) with interest payable on April 1 and October 1 of each year, commencing on April 1, 2021. In April 2026, the Company redeemed its Junior Notes for their principal amount of $125.0 million, plus accrued and unpaid interest up to the redemption date. The Company recorded a corporate expense of $1.7 million in the three months ending June 30, 2026 for the unamortized discount and debt issuance costs.
On June 18, 2020, the Company issued $300.0 million and on July 2, 2020 the Company issued a further $30.0 million of its 4.875% Senior Notes due June 30, 2030 (collectively, the “Senior Notes”), with interest payable on June 30 and December 30 of each year, commencing on December 30, 2020. The Senior Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Senior Notes. However, the Senior Notes may not be redeemed at any time prior to their maturity if enhanced capital requirements, as established by the BMA, would be breached immediately before or after giving effect to the redemption of such notes, unless the Company replaces the capital represented by the Senior Notes to be redeemed with capital having equal or better capital treatment as the notes under applicable BMA rules. The Senior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
The following table sets forth the principal amount of the debt issued as well as the unamortized discount and debt issuance costs at June 30, 2026 and December 31, 2025:

	June 30, 2026		December 31, 2025
	Principal	Unamortized discount and debt issuance costs	Principal	Unamortized discount and debt issuance costs
7.750% Fixed Rate Reset Subordinated notes due 2055	$400.0	$(6.3)	$400.0	$(6.5)
4.875% Senior notes due 2030	330.0	(3.2)	330.0	(3.6)
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	—	—	125.0	(1.7)
Total	$730.0	$(9.5)	$855.0	$(11.8)
11.          Commitments and Contingencies
a.Letter of credit facilities
At June 30, 2026, the Company had the following letter of credit facilities:

	June 30, 2026
Bank	Commitment	In Use	Date of Expiry
Lloyds Bank plc(1)(2)
Unsecured	$20.0	$4.4	September 21, 2028
Secured	115.0	23.4	September 21, 2028
Total Lloyds Bank Plc	135.0	27.8
Citibank N.A. London branch(1)(2)
Secured	70.0	14.1	December 31, 2026
Total Citibank N.A. London branch	70.0	14.1
Barclays Bank plc(1)(2)
Unsecured	20.0	9.3	September 13, 2028
Secured	115.0	29.8	September 13, 2028
Total Barclays Bank plc	135.0	39.1
Bank of Montreal(1)(2)
Unsecured	40.0	4.6	September 18, 2026
Secured	100.0	26.1	September 18, 2026
Total Bank of Montreal	140.0	30.7
Total letters of credit facilities	$480.0	$111.7
__________________
(1)Letters of credit can be issued under the secured letter of credit facilities for the purposes of supporting insurance and reinsurance obligations.
(2)The Facility agreements allow for additional capacity in the form of accordions and uncommitted amounts. The maximum additional capacity from the lenders as of June 30, 2026, was: Lloyds Bank plc $65.0 million; Citibank N.A. London Branch $200.0 million; Barclays Bank plc $65.0 million; and Bank of Montreal $60.0 million.
The following table shows the value of the collateral underlying the secured letter of credit facilities:

Bank	June 30, 2026
Lloyds Bank plc	$28.9
Citibank N.A. London branch	17.6
Barclays Bank plc	32.7
Bank of Montreal	32.9
Total	$112.1

The Company's letter of credit facilities are bilateral agreements with one to three year terms. The letters of credit issued under the secured letter of credit facilities are fully collateralized. Each of the above facilities are subject to various affirmative, negative and financial covenants that the Company considers to be customary for such borrowings including certain minimum net worth and maximum debt to capitalization standards.
b.Legal proceedings
Similar to the rest of the insurance and reinsurance industry, the Company is from time to time subject to litigation, arbitration and other dispute resolution proceedings in the ordinary course of its business. Such matters generally arise from questions of insurance or reinsurance coverage, including coverage disputes arising from notable natural catastrophes and man-made loss events, the interpretation or application of policy or contract terms, claims handling activities or the enforcement of the Company’s rights and obligations under insurance or reinsurance agreements, and may involve efforts to collect amounts due to the Company or to defend against claims asserted by policyholders, cedants, reinsurers or other counterparties. The Company may also be involved in the investigation, conduct and defense of other potential litigation, disputes and regulatory or governmental inquiries, including matters relating to underwriting or administrative errors or omissions, employment-related claims or other operational or commercial disputes, from time to time in the ordinary course of business. Pursuant to the Company’s insurance and reinsurance arrangements, a number of these disputes are resolved by arbitration or other forms of alternative dispute resolution, or through negotiated resolution, and the Company considers the status of such matters in establishing its reserves for losses and loss adjustment expenses, as appropriate. The Company is not a party to any litigation or governmental or other proceeding that it believes will have a material impact on the Company’s financial position, results of operations or liquidity.
c.Concentration of credit risk
Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Company underwrites a significant portion of its (re)insurance business through brokers and as a result credit risk exists should any of these brokers be unable to fulfil their contractual obligations with respect to the payments of premium or failure to pass on claims, if there is risk transfer, to the Company. The Company has policies and standards in place to manage and monitor the credit risk of intermediaries with a focus on day-to-day monitoring of the largest positions. Note 9 (Reinsurance and Retrocessional Reinsurance) describes the credit risk related to the Company’s reinsurance recoverables.
12.          Related Party Transactions
On January 3, 2023, The Fidelis Partnership acquired 9.9% of the common shares of the Company. Certain directors, executive officers and management of TFP also own common shares of the Company.
On December 20, 2022, the Company and TFP entered into a rolling 10-year framework agreement (the “Framework Agreement”), effective January 1, 2023, that governs the ongoing relationship between the two groups. Years one to three rolled automatically, whereas from year four onwards, the Framework Agreement will roll at the sole written election of the Company, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by the Company to elect not to roll the Framework Agreement will mean that the remainder of the 10-year terms then in effect will continue in place. An election to roll the 10 year term of the Framework Agreement was delivered on October 1, 2025.
The underwriting activities of PICB, PICUK and PICI have been primarily outsourced to the corresponding operating subsidiaries of TFP on a jurisdictional basis. TFP manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Company. Other services provided by TFP to the Company include sourcing and administering the outwards reinsurance program, and support with business planning, capital management, insurance contract accounting and information technology. The Framework Agreement provides for the payment of the following fees with effect from January 1, 2023:
a.Ceding commissions: (i) a ceding commission of 11.5% of net premiums written of open market business procured by The Fidelis Partnership on or after January 1, 2023; (ii) a ceding commission of 3.0% of net premiums written of business sourced by The Fidelis Partnership via third party managing general underwriters on or after January 1, 2023; and (iii) a portfolio management fee of 3.0% of net premiums written of the business sourced by The Fidelis Partnership.
b.Profit commission: a profit commission of 20.0% of the aggregate operating profit (defined as underwriting income on business written by The Fidelis Partnership, subject to certain parameters for the allocation of general and administrative expenses, financing costs and other items, and excluding investment income), subject to a hurdle rate of return of 5.0% of underwriting return on equity.
For insurance contracts sourced by The Fidelis Partnership’s Managing General Agent incubator platform, Pine Walk, the fees and commissions follow separately negotiated arrangements and will not attract additional commissions under the terms of the Framework Agreement other than the portfolio management fee of 3.0%.

The following table summarizes The Fidelis Partnership commissions earned, which are included in policy acquisition expenses in the Consolidated Statements of Income:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Ceding commission expense	$78.4	$70.6	$155.0	$149.0
Profit commission expense	(7.9)	—	2.3	—
Total commissions	$70.5	$70.6	$157.3	$149.0
Amounts receivable from TFP at June 30, 2026 of $239.6 million (December 31, 2025: $174.8 million) primarily consist of amounts collected by TFP on behalf of the Company that were not remitted prior to the end of the period. Amounts payable to TFP at June 30, 2026 of $640.1 million (December 31, 2025: $457.7 million) primarily consist of amounts payable to TFP for ceding and profit commissions, and claims paid by TFP on the Company’s behalf.
The Framework Agreement also provides that, in respect of commissions and profit commissions on ceded quota share business, the Company shall retain 1.0% of reinsurance premiums ceded and the remainder is to be paid to TFP. Commissions on ceded business for the three and six months ended June 30, 2026 of $27.3 million and $53.8 million, respectively (2025: $25.3 million and $55.2 million) were paid to TFP. For the three and six months ended June 30, 2026 profit commissions on ceded business of $23.3 million and $35.3 million, respectively, were paid to The Fidelis Partnership. For the three and six months ended June 30, 2025, due to a reduction in profit commission income on ceded business, we recovered $(25.5) million and $(16.2) million, respectively, from The Fidelis Partnership.
Insurance contracts sourced by Pine Walk contain profit commissions based on the results of each individual contract. The expense for the three and six months ended June 30, 2026 was $4.7 million and $6.8 million, respectively, (2025: $21.6 million and $33.3 million) and was included within policy acquisition expenses.
TFP provides the Company with certain support services on a cost-plus basis, such as support with business planning, insurance contract accounting and information technology. Included within general and administrative expenses for the three and six months ended June 30, 2026 are charges of $1.0 million and $2.3 million, respectively, (2025: $0.7 million and $1.8 million) from TFP for such services.
13.          Earnings Per Share

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Earnings/(loss) per common share
Net income/(loss)	$44.4	$19.7	$152.4	$(22.8)
Weighted average common shares outstanding	84,414,876	108,627,579	88,664,331	110,077,312
Earnings/(loss) per common share	$0.53	$0.18	$1.72	$(0.21)

Earnings/(loss) per diluted common share
Net income/(loss)	$44.4	$19.7	$152.4	$(22.8)
Weighted average common shares outstanding	84,414,876	108,627,579	88,664,331	110,077,312
Share-based compensation plans	692,674	508,245	601,534	—
Weighted average diluted common shares outstanding	85,107,550	109,135,824	89,265,865	110,077,312
Earnings/(loss) per diluted common share	$0.52	$0.18	$1.71	$(0.21)
14.          Share Capital Authorized and Issued
The following table sets out the number and par value of shares authorized, issued and outstanding:

	June 30, 2026	December 31, 2025
Common shares, par value $0.01 per share
Authorized	600,000,000	600,000,000

Issued and outstanding
Common shares	82,728,333	96,651,534

Common share dividends
Cash dividends of $0.15 and $0.30 per common share were declared and paid in the three and six months ended June 30, 2026 (2025: $0.10 and $0.20 per common share).
Common share repurchases
On February 20, 2026, the Board of Directors approved an increase to the current common share repurchase authorization to $400.0 million. Pursuant to the Program, Pelagos may repurchase shares through open market purchases pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), accelerated share repurchases or privately negotiated transactions, as well as pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act.
The following table summarizes common shares repurchased in the three and six months ended June 30, 2026 and 2025:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Common shares repurchased	2,779,812	5,484,838	14,324,667	6,923,116
Cost of shares repurchased, inclusive of commissions	$60.1	$88.7	$279.5	$110.8
Weighted average price per share, inclusive of commissions	$21.60	$16.17	$19.51	$16.01
Included in common shares repurchased in the three and six months June 30, 2026 were 1,440,000 common shares repurchased from Pine Brook Feal Intermediate, L.P. for $31.7 million in privately negotiated transactions.
Included in common shares repurchased in the six months ended June 30, 2026 were 8,597,170 common shares repurchased from CVC Falcon Holdings Limited (“CVC”) for $163.3 million in a privately negotiated transaction. Following this transaction, CVC no longer holds any ownership interest in Pelagos.
Included in common shares repurchased in the three and six months ended June 30, 2026, were 273,389 and 1,374,947, respectively, (2025: 541,639 and 677,723) common shares repurchased from TFP for $5.9 million and $26.8 million, respectively, (2025: $8.8 million and $10.9 million). These transactions were effected at a price equal to the average price paid by the Company on such day for share repurchases from all other shareholders. The repurchase mechanism follows a prescribed format designed to keep TFP’s ownership of PLGO to below 9.8752%.
Common shares repurchased by the Company are retired. The unutilized amount of the share repurchase authorization at June 30, 2026 was $139.1 million.
15.          Income Taxes
The Company’s income tax expense/(benefit) for the three and six months ended June 30, 2026, resulted in an effective tax rate of 16.0% and 2.3%, respectively, (2025: 11.3% and 18.9%). The income tax expense/(benefit) for the three and six months ended June 30, 2026 was $8.5 million and $3.6 million, respectively, (2025: $2.5 million and $(5.3) million).
In December 2025, in response to updated guidance from the Organisation for Economic Co-operation and Development (“OECD”), an amendment to the Bermuda Corporate Income Taxes Act was enacted. The amendment eliminated reductions to the tax basis recognized as part of the Economic Transition Adjustment in 2023 and resulted in a deferred tax benefit of $23.5 million in the year ended December 31, 2025.
At December 31, 2025, the U.K. had not enacted legislation which implemented that OECD guidance. Accordingly, a Pillar 2 top-up tax charge of $21.4 million was accrued in the year ended December 31, 2025. The U.K. Finance Act 2026 was enacted in March 2026, implementing the OECD guidance. Therefore, the U.K. top-up tax liability of $21.4 million has been released in the three months ended March 31, 2026 and treated as a discrete period benefit.
The Company’s income tax expense may fluctuate from period to period based on the relative mix of income or loss reported by jurisdiction and the varying tax rates in each jurisdiction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following is a discussion and analysis of our results of operations for the three and six months ended June 30, 2026 and 2025 and our financial condition at June 30, 2026. This discussion and analysis should be read in conjunction with our audited and unaudited consolidated financial statements for those respective periods and related notes contained therein. This discussion and analysis contains forward-looking statements, which are subject to known and unknown risks and uncertainties, many of which may be beyond the Company’s control that could cause the Company’s actual results to differ materially from those projected, anticipated or implied. The most significant of these risks and uncertainties are described in Item 3.D, “Risk Factors” contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on March 5, 2026. On May 11, 2026, the Company’s legal name change from Fidelis Insurance Holdings Limited to Pelagos Insurance Capital Limited took effect. The terms “we,” “our,” “us,” “Pelagos,” “Pelagos Insurance Capital,” and the “Company,” as used herein, refer to Pelagos Insurance Capital Limited and legacy Fidelis Insurance Holdings Limited and its subsidiaries as a combined entity, unless otherwise indicated. TFP Intermediate Holdings II Limited is the parent company of an external managing general underwriting platform known as “The Fidelis Partnership” or “TFP.”
Tabular amounts are in U.S. Dollars in millions, except for share and per share amounts, unless otherwise noted.
Overview
Pelagos Insurance Capital is a strategic capital allocator and risk selector in specialty insurance and reinsurance, focused on identifying the most compelling opportunities in the market to allocate capital and the best-in-class partners to execute the Company’s underwriting strategy in those areas.
The Company was formed under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. The Company, originally founded as Fidelis Insurance Holdings Limited and known as “Fidelis” prior to the Separation Transactions, completed its initial funding and began underwriting business in June 2015 under the direction of an innovative and experienced management team.
The Company comprises Pelagos Insurance Capital Limited (formerly known as Fidelis Insurance Holdings Limited or “FIHL”) and its principal operating insurance subsidiaries Pelagos Insurance Capital Bermuda Limited (formerly known as Fidelis Insurance Bermuda Limited or “FIBL”) (“PICB”), Pelagos Insurance Capital Underwriting Limited (formerly known as Fidelis Underwriting Limited or “FUL”) (“PICUK”), and Pelagos Insurance Capital Ireland DAC (formerly known as Fidelis Insurance Ireland DAC or “FIID”) (“PICI”) and has its own service company, Pelagos (UK) Services Limited with a branch in Ireland (formerly known as FIHL (UK) Services Limited or “FSL”) (“PSL”). In 2024 the Company established Nameco (No 1404) Limited (the “Pelagos Corporate Member”), which has a 7.4% participation in the 2026 year of account of Lloyd’s Syndicate 3123 (2025 year of account: 7.4%). Starting on January 1, 2026, we also began participating in the underwriting activity of other Lloyd’s Syndicates.
Our business comprises two segments: Insurance and Reinsurance, with a diversified portfolio spanning 10 lines of business. This breadth allows us to provide solutions for customers across a broad range of industries, manage different types of risk, and operate effectively across geographic regions. Our disciplined underwriting and active capital management enable us to respond dynamically to market cycles and pursue opportunities that we believe offer an attractive balance of risk and return.
The Insurance segment comprises a portfolio of specialty risks. In addition to major specialty lines of business, this segment includes highly tailored products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation. The lines of business within this segment are Property, Marine, Asset Backed Finance & Portfolio Credit, Energy, Cyber, Aviation & Aerospace, Political Risk, Violence & Terror, and Other Insurance risks. A strong rating environment following years of compound rate increases across multiple business lines within the Insurance segment have provided opportunities for targeted growth. We leverage our lead position to cross-sell across our portfolio and achieve preferential terms and conditions. This, combined with long established relationships, has enabled Pelagos Insurance Capital to build an established book of specialty business. Given the market environment we have increasingly used our Insurance segment to deploy capital targeted to natural catastrophe exposure through the Property line of business. This allows a more selective approach to managing aggregate exposure.
Our Reinsurance segment consists of an actively managed global, property reinsurance portfolio, providing reinsurance and a limited amount of retrocession coverage on both a proportional and excess of loss basis.
Our strategic objectives focus on the following:
•Building a scalable, high-quality underwriting portfolio that generates attractive risk-adjusted returns across market cycles;
•Generating sustainable long-term shareholder value through disciplined capital allocation;
•Maintaining effective organizational structures, governance, and operational capabilities to support strategic execution; and
•Promoting a performance-driven, collaborative culture that attracts, develops, and retains talent.

Financial Highlights
The following table details the key items discussed in the consolidated results of operations section and key financial indicators in evaluating our performance for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net income/(loss)	$44.4	$19.7	$152.4	$(22.8)
Operating net income/(loss)(1)	28.7	13.6	117.1	(31.6)
Gross premiums written	1,296.8	1,219.0	3,137.2	2,941.9
Net premiums earned	581.1	538.0	1,149.6	1,141.0
Catastrophe and large losses	161.8	74.3	234.1	407.6
Net favorable/(adverse) prior year reserve development	32.7	(89.2)	35.8	(48.4)
Net investment income	44.0	44.6	87.7	94.1
Net realized and unrealized investment gains	$24.9	$6.7	$23.3	$12.6

Combined ratio	99.5%	103.7%	93.1%	110.1%
Annualized return on average common equity	7.9%	3.4%	13.2%	(1.9%)
Annualized Operating ROAE(1)	5.1%	2.3%	10.1%	(2.6%)
Earnings/(loss) per diluted common share	0.52	0.18	$1.71	$(0.21)
Operating EPS(1)	0.34	0.12	$1.31	$(0.29)
__________________
(1)    See definition and reconciliation of these non-GAAP financial measures in “Performance Measures and Non-GAAP Financial Measures”.
Pelagos’ Second Quarter in Review for 2026
Gross premiums written (“GPW”) increased to $1.3 billion, or 6.4% above the prior year period. Net income for the second quarter of 2026 was $44.4 million, or $0.52 per diluted common share. Our combined ratio was 99.5% for the three months ended June 30, 2026, compared to 103.7% in the prior year period. The improvement was primarily a result of net favorable prior year reserve development, compared to net adverse development in the prior year period. This improvement was partially offset by higher catastrophe and large losses in the quarter compared to the prior year period. Our Annualized Operating ROAE was 5.1% in the three months ended June 30, 2026.
The first half of 2026 saw continued growth in our gross premiums written to $3.1 billion, or 6.6% above the prior year period. Our combined ratio was 93.1% for the six months ended June 30, 2026, compared to 110.1% in the prior year period. The improvement was primarily a result of lower catastrophe and large losses of $234.1 million in the six months ended June 30, 2026, compared to $407.6 million in the prior year period, primarily driven by the California wildfires. Our Annualized Operating ROAE was 10.1% in the six months ended June 30, 2026, compared with (2.6)% in the prior year period. During the six months ended June 30, 2026, we repurchased 14,324,667 common shares for $279.5 million, including commission expense, at a weighted average cost per share of $19.51, including commission expenses. Book value per diluted common share was $26.56 at June 30, 2026, an increase of 9.1% including cumulative dividends from December 31, 2025, of $24.61.
Recent Developments
Pelagos Insurance Capital (formerly Fidelis Insurance Group) Rebrand
Following shareholder approval at the Annual General Meeting on April 28, 2026, Fidelis Insurance Group has rebranded as Pelagos Insurance Capital, effective May 11, 2026. The legal name change became effective on the same date and the Company began trading on the New York Stock Exchange under its new name and ticker symbol, “PLGO,” on May 12, 2026.
Market Update
Market conditions remained competitive during the quarter, as increased industry capacity and market dynamics contributed to continued pricing pressure in certain insurance and reinsurance markets, including areas of property, while selected specialty lines continued to exhibit more favorable underwriting conditions. In this environment, we remained focused on disciplined underwriting and selective capital deployment, adjusting our portfolio to reflect prevailing market conditions and expected risk-adjusted returns. Our capital allocator model, diversified portfolio and underwriting partnerships are designed to position us to respond to changing market conditions while maintaining a focus on underwriting profitability.

Performance Measures and Non-GAAP Financial Measures
In presenting our results, we have included certain non-GAAP financial measures that we believe are useful to consider, in addition to our U.S. GAAP results, for a more complete understanding of the financial performance and position of PLGO. The key performance measures and non-GAAP financial measures that we believe are meaningful in analyzing our performance are summarized below and where applicable a reconciliation of non-GAAP financial measures to U.S. GAAP financials is set out. However, any non-GAAP financial measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP and our methodology for calculating these measures may be different from the way our industry peers calculate these measures.
Underwriting Performance Measures
The table below reconciles our attritional and catastrophe and large loss ratios to losses and loss adjustment expenses, loss ratio, underwriting ratio and combined ratio for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net premiums earned	$581.1	$538.0	$1,149.6	$1,141.0
Attritional losses	163.5	133.2	318.1	269.9
Catastrophe and large losses	161.8	74.3	234.1	407.6
Prior year (favorable)/ adverse development	(32.7)	89.2	(35.8)	48.4
Losses and loss adjustment expenses	292.6	296.7	516.4	725.9
Policy acquisition expenses (third party)	185.9	169.0	338.4	336.9
The Fidelis Partnership commissions(1)	70.5	70.6	157.3	149.0
General and administrative expenses	$29.3	$22.3	$58.5	$44.3

Attritional loss ratio	28.2%	24.7%	27.6%	23.7%
Catastrophe and large loss ratio	27.8%	13.8%	20.4%	35.7%
Prior year loss reserve development impact on loss ratio	(5.6%)	16.6%	(3.1%)	4.2%
Loss ratio	50.4%	55.1%	44.9%	63.6%
Policy acquisition expenses ratio	32.0%	31.4%	29.4%	29.5%
Underwriting ratio	82.4%	86.5%	74.3%	93.1%
The Fidelis Partnership commissions ratio	12.1%	13.1%	13.7%	13.1%
General and administrative expenses ratio	5.0%	4.1%	5.1%	3.9%
Combined ratio	99.5%	103.7%	93.1%	110.1%
_________________
(1)     Included in policy acquisition expenses on the Consolidated Statements of Income. For further details, see Note 12 (Related Party Transactions) of our unaudited consolidated financial statements.
•Loss ratio: is calculated by dividing losses and loss adjustment expenses by net premiums earned (“NPE”). The losses will be affected by the occurrence and frequency of catastrophe events, the volume and severity of non-catastrophe losses and the extent of any outwards reinsurance that mitigates the effect of those losses.
•Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE.
•Underwriting ratio: is calculated by dividing losses and loss adjustment expenses and policy acquisition expenses (excluding TFP commissions) by NPE, or equivalently, by adding the loss ratio and policy acquisition expense ratio (excluding TFP commissions).
•Combined ratio: is calculated by dividing losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses by NPE, or equivalently, by adding the loss ratio, policy acquisition expense ratio, The Fidelis Partnership commissions ratio and general and administrative expense ratio. A combined ratio under 100% indicates an underwriting profit, while a combined ratio over 100% indicates an underwriting loss.

Investment Performance Measures
The table below sets out the calculations of our investment performance measures for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net investment income	$44.0	$44.6	$87.7	$94.1
Net realized and unrealized gains on other investments	26.4	4.6	26.9	5.7
Net realized and unrealized investment gains/(losses) excluding other investments	(1.5)	2.1	(3.6)	6.9
Net investment return	68.9	51.3	111.0	106.7
Opening
Total investments	3,437.7	3,426.9	3,237.4	3,834.7
Cash and cash equivalents and restricted cash and cash equivalents	1,061.9	927.7	1,247.6	946.6
Derivative assets, at fair value	—	0.1	2.4	—
Accrued investment income	23.5	26.3	28.3	35.3
Investment assets pending settlement	10.0	12.7	4.8	0.5
Derivative liabilities, at fair value	(2.0)	(1.7)	(1.7)	(0.5)
Investment liabilities pending settlement	(19.1)	(23.7)	(6.6)	(21.1)
Net investable assets	4,512.0	4,368.3	4,512.2	4,795.5
Closing
Total investments	3,775.0	3,154.2	3,775.0	3,154.2
Cash and cash equivalents and restricted cash and cash equivalents	517.1	1,103.5	517.1	1,103.5
Accrued investment income	29.4	28.7	29.4	28.7
Investment assets pending settlement	7.1	30.2	7.1	30.2
Derivative liabilities, at fair value	(1.6)	(4.3)	(1.6)	(4.3)
Investment liabilities pending settlement	(17.4)	(5.4)	(17.4)	(5.4)
Net investable assets	4,309.6	4,306.9	4,309.6	4,306.9
Average investable assets	$4,410.8	$4,337.6	$4,410.9	$4,551.2

Net investment return - annualized	6.2%	4.7%	5.0%	4.7%
•Net investment return percentage: is calculated as annualized net investment return divided by total average investable assets (including cash and cash equivalents and restricted cash and cash equivalents).

Operating Performance Measures
The table below sets out the calculation of our operating performance measures for the three and six months ended June 30, 2026 and 2025:

	Three months ended		Six months ended
($ in millions except for share and per share amounts)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income/(loss)	$44.4	$19.7	$152.4	$(22.8)
Adjustment for net realized and unrealized investment gains	(24.9)	(6.7)	(23.3)	(12.6)
Adjustment for net foreign exchange (gains)/losses	3.9	(2.0)	4.0	0.5
Adjustment for corporate and other expenses	2.3	1.2	2.7	1.2
Income tax (benefit)/expense (1)	3.0	1.4	(18.7)	2.1
Operating net income/(loss)	$28.7	$13.6	$117.1	$(31.6)

Average common shareholders' equity	$2,237.2	$2,357.4	$2,310.1	$2,385.9

Weighted average common shares outstanding	84,414,876	108,627,579	88,664,331	110,077,312
Share-based compensation plans	692,674	508,245	601,534	—
Weighted average diluted common shares outstanding	85,107,550	109,135,824	89,265,865	110,077,312

Annualized ROAE	7.9%	3.4%	13.2%	(1.9)%
Annualized Operating ROAE	5.1%	2.3%	10.1%	(2.6)%

Earnings/(loss) per diluted common share	$0.52	$0.18	$1.71	$(0.21)
Operating EPS	$0.34	$0.12	$1.31	$(0.29)
_________________
(1)     Income tax (benefit)/expense on adjustments to net income/(loss). The income tax benefit for the six months ended June 30, 2026 includes the reversal of a U.K. top-up tax charge of $21.4 million, see Note 15 (Income Taxes) of our unaudited consolidated financial statements.
•Operating net income/(loss): is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income/(loss) excluding net realized and unrealized investment gains, net foreign exchange gains/(losses), corporate and other expenses, and the income tax effect on these items.
•Annualized return on average common equity (“Annualized ROAE”): represents annualized net income/(loss) divided by average common shareholders’ equity.
•Annualized operating return on average common equity (“Annualized Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as annualized operating net income/(loss) divided by average common shareholders’ equity.
•Operating earnings per share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes its underlying business performance. It is calculated by dividing operating net income/(loss) by the weighted average diluted common shares outstanding.

Results of Operations
The following table sets forth the key items discussed in the consolidated results of operations section, and the period over period change, for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Underwriting income/(loss)	$2.8	$(20.6)	$23.4	$79.0	$(115.1)	$194.1
Net investment income	44.0	44.6	(0.6)	87.7	94.1	(6.4)
Net realized and unrealized investment gains	24.9	6.7	18.2	23.3	12.6	10.7
Corporate and other expenses	(2.3)	(1.2)	(1.1)	(2.7)	(1.2)	(1.5)
Net foreign exchange (losses)/gains	(3.9)	2.0	(5.9)	(4.0)	(0.5)	(3.5)
Financing costs	(12.6)	(9.3)	(3.3)	(27.3)	(18.0)	(9.3)
Income tax (expense)/benefit	(8.5)	(2.5)	(6.0)	(3.6)	5.3	(8.9)
Net income/(loss)	$44.4	$19.7	$24.7	$152.4	$(22.8)	$175.2
Underwriting Results by Segment
We classify our business into two segments: Insurance and Reinsurance.
The Insurance segment is comprised of a portfolio of Property, Marine, Asset Backed Finance & Portfolio Credit, Energy, Cyber, Aviation & Aerospace, Political Risk, Violence & Terror, and Other Insurance risks.
The Reinsurance segment is primarily a property catastrophe book, with a smaller proportion of Retro & Whole Account business.
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Gross premiums written	$913.5	$902.3	$11.2	$2,349.6	$2,169.3	$180.3
Reinsurance premium ceded	(370.0)	(356.1)	(13.9)	(802.1)	(814.2)	12.1
Net premiums written	543.5	546.2	(2.7)	1,547.5	1,355.1	192.4
Net premiums earned	514.7	458.9	55.8	1,029.6	970.8	58.8
Losses and loss adjustment expenses	(301.2)	(291.8)	(9.4)	(529.0)	(573.2)	44.2
Policy acquisition expenses	(163.9)	(148.9)	(15.0)	(303.1)	(297.1)	(6.0)
Underwriting income	$49.6	$18.2	$31.4	$197.5	$100.5	$97.0

Loss ratio	58.5%	63.6%	(5.1) pts	51.4%	59.0%	(7.6) pts
Policy acquisition expense ratio	31.8%	32.4%	(0.6) pts	29.4%	30.6%	(1.2) pts
Underwriting ratio	90.3%	96.0%	(5.7) pts	80.8%	89.6%	(8.8) pts
For the three months ended June 30, 2026, our GPW increased primarily driven by growth from our network of expanded underwriting partners in our Asset Backed Finance & Portfolio Credit and Property lines of business. For the six months ended June 30, 2026, our GPW increased primarily driven by growth from our network of expanded underwriting partners, in several lines of business, partially offset by a non-renewal in our Cyber line of business that did not meet our underwriting criteria and rating hurdles.
For the three and six months ended June 30, 2026, net premiums earned ("NPE") increased due to earnings from higher net premiums written in the current and prior year periods.
Our policy acquisition expense ratio for the three and six months ended June 30, 2026 remained consistent with the prior year periods..

The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Attritional losses	$164.9	$121.2	$43.7	$305.7	$243.8	$61.9
Catastrophe and large losses	157.0	57.2	99.8	228.8	223.5	5.3
(Favorable)/adverse prior year development	(20.7)	113.4	(134.1)	(5.5)	105.9	(111.4)
Losses and loss adjustment expenses	$301.2	$291.8	$9.4	$529.0	$573.2	$(44.2)

Loss ratio - attritional losses	32.0%	26.4%	5.6 pts	29.7%	25.1%	4.6 pts
Loss ratio - catastrophe and large losses	30.5%	12.5%	18.0 pts	22.2%	23.0%	(0.8) pts
Loss ratio - prior accident years	(4.0)%	24.7%	(28.7) pts	(0.5)%	10.9%	(11.4) pts
Loss ratio	58.5%	63.6%	(5.1) pts	51.4%	59.0%	(7.6) pts
For the three and six months ended June 30, 2026, our loss ratio in the Insurance segment improved by 5.1 points and 7.6 points, respectively, compared to the prior year periods.
The attritional loss ratio for the three and six months ended June 30, 2026, increased by 5.6 points and 4.6 points, respectively, compared to the prior year periods due to a higher level of small losses in the current year periods.
The catastrophe and large losses for the three months ended June 30, 2026, were primarily from losses related to the conflict in the Middle East, the gas plant explosion at the Ras Laffan facility in Qatar, as well as other loss events in our Property and Marine lines of business. This compared to the prior period catastrophe and large losses that were primarily attributable to our Aviation & Aerospace line of business, related to Air India, and our Property line of business, related to two loss events. The catastrophe and large losses for the six months ended June 30, 2026 were primarily attributable to losses related to the conflict in the Middle East, the gas plant explosion at the Ras Laffan facility in Qatar, as well as loss events in various lines of business including Other Insurance, Property and Marine. This compared to the prior period catastrophe and large losses that were primarily attributable to the California wildfires in our Property line of business, together with other losses in our Other Insurance, Aviation & Aerospace, and Property lines of business.
For the three months ended June 30, 2026, favorable prior year development was primarily driven by better than expected loss emergence in multiple lines of business. For the six months ended June 30, 2026 favorable prior year development was primarily driven by better than expected loss emergence in multiple lines of business, partially offset by increased loss estimates related to the Baltimore Bridge collapse within our Marine line of business as well as increases in prior year property D&F losses.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Gross premiums written	$383.3	$316.7	$66.6	$787.6	$772.6	$15.0
Reinsurance premium ceded	(157.6)	(164.0)	6.4	(385.6)	(402.4)	16.8
Net premiums written	225.7	152.7	73.0	402.0	370.2	31.8
Net premiums earned	66.4	79.1	(12.7)	120.0	170.2	(50.2)
Losses and loss adjustment expenses	8.6	(4.9)	13.5	12.6	(152.7)	165.3
Policy acquisition expenses	(22.0)	(20.1)	(1.9)	(35.3)	(39.8)	4.5
Underwriting income/(loss)	$53.0	$54.1	$(1.1)	$97.3	$(22.3)	$119.6

Loss ratio	(13.0)%	6.2%	(19.2) pts	(10.5)%	89.7%	(100.2) pts
Policy acquisition expense ratio	33.1%	25.4%	7.7 pts	29.4%	23.4%	6.0 pts
Underwriting ratio	20.1%	31.6%	(11.5) pts	18.9%	113.1%	(94.2) pts
For the three months ended June 30, 2026, GPW increased from targeted deployment into areas where we continue to see attractive risk-adjusted returns. For the six months ended June 30, 2026, our GPW increased primarily from targeted deployment into areas where we continue to see attractive risk-adjusted returns, partially offset by reinstatement premiums related to the California Wildfires in the prior year period.
For the three months ended June 30, 2026, NPE decreased driven by our business mix. For the six months ended June 30, 2026, NPE decreased due to the acceleration of earnings on contracts with exposure to the California wildfires in the prior year period.

Our policy acquisition expense ratio for the three and six months ended June 30, 2026 increased primarily due to business mix and changes in ceded premium and commissions earned from outwards reinsurance partners.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Attritional losses	$(1.4)	$12.0	$(13.4)	$12.4	$26.1	$(13.7)
Catastrophe and large losses	4.8	17.1	(12.3)	5.3	184.1	(178.8)
Favorable prior year development	(12.0)	(24.2)	12.2	(30.3)	(57.5)	27.2
Losses and loss adjustment expenses	$(8.6)	$4.9	$(13.5)	$(12.6)	$152.7	$(165.3)

Loss ratio - attritional losses	(2.1)%	15.2%	(17.3) pts	10.4%	15.3%	(4.9) pts
Loss ratio - catastrophe and large losses	7.2%	21.6%	(14.4) pts	4.4%	108.2%	(103.8) pts
Loss ratio - prior accident years	(18.1)%	(30.6)%	12.5 pts	(25.3)%	(33.8)%	8.5 pts
Loss ratio	(13.0)%	6.2%	(19.2) pts	(10.5)%	89.7%	(100.2) pts
For the three and six months ended June 30, 2026, our loss ratio in the Reinsurance segment improved by 19.2 points and 100.2 points, respectively, compared to the prior year periods.
The attritional loss ratio for the three and six months ended June 30, 2026, improved by 17.3 points and 4.9 points, respectively, compared to the prior year periods, both of which were benign in terms of attritional losses.
There were no material catastrophe and large losses for the three and six months ended June 30, 2026. The catastrophe and large losses for the three months ended June 30, 2025 were a result of an updated estimate of outwards reinsurance recoveries. The catastrophe and large losses for the six months ended June 30, 2025 were attributable to the California wildfires.
For the three and six months ended June 30, 2026, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience.
Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Company. The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Ceding commission expense	$78.4	$70.6	$7.8	$155.0	$149.0	$6.0
Profit commission expense	(7.9)	—	(7.9)	2.3	—	2.3
Total commissions	$70.5	$70.6	$(0.1)	$157.3	$149.0	$8.3

Ceding commission expense ratio	13.5%	13.1%	0.4 pts	13.5%	13.1%	0.4 pts
Profit commission expense ratio	(1.4)%	—%	(1.4) pts	0.2%	—%	0.2 pts
The Fidelis Partnership commissions ratio	12.1%	13.1%	(1.0) pts	13.7%	13.1%	0.6 pts
For the three months ended June 30, 2026, the decrease in The Fidelis Partnership commissions ratio was driven by our business mix and by the reduction of the accrued profit commission as a result of operating profit in the period. For the six months ended June 30, 2026, the increase in The Fidelis Partnership commissions ratio was driven by our mix of business and by improved performance in the current year period compared to the prior year period. For further details, see Note 12 (Related Party Transactions) of our unaudited consolidated financial statements.
General and Administrative Expenses
For the three and six months ended June 30, 2026, general and administrative expenses were $29.3 million and $58.5 million, respectively (2025: $22.3 million and $44.3 million, respectively). The increase was due to strategic investments to strengthen our talent base, enhance our infrastructure and improve our technology. Also, improved financial performance resulted in higher variable compensation accruals in the current year.
Investments
The components of net investment return are as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Net investment income	$44.0	$44.6	$(0.6)	$87.7	$94.1	$(6.4)
Net realized and unrealized gains on other investments	26.4	4.6	21.8	26.9	5.7	21.2
Net realized and unrealized investment gains/(losses) excluding other investments	(1.5)	2.1	(3.6)	(3.6)	6.9	(10.5)
Net investment return	$68.9	$51.3	$17.6	$111.0	$106.7	$4.3
Net Investment Income
Net investment income is the interest income earned on our cash balances, available-for-sale (AFS) fixed income securities and distributions received from our fixed income funds and private credit funds, net of total investment expenses. For the three and six months ended June 30, 2026, we generated net investment income of $44.0 million and $87.7 million, respectively, at an average yield of 4.3% and 4.2%, respectively (2025: $44.6 million and $94.1 million at an average yield of 4.4% and 4.4%). Our net investment income for the three months ended June 30, 2026 remained consistent with the prior year period. For the six months ended June 30, 2026, the decrease was driven by lower investable assets compared to the prior year period as well as a lower yield achieved on the fixed income portfolio and cash balances.
Net Realized and Unrealized Gains/(Losses) on Other Investments
Net realized and unrealized gains on other investments is the change in net asset value ("NAV") of our fixed income fund, hedge fund and private credit fund investments. The increase in our net investment income for the three and six months ended June 30, 2026, was driven by positive performance from our hedge fund portfolio and positive change in the NAV on our fixed income funds as interest rates moved higher in the quarter.
Net Realized and Unrealized Investment Gains/(Losses) Excluding Other Investments
Net realized and unrealized investment gains/(losses) excluding other investments includes net realized gains/(losses) on sales of fixed maturity securities, available-for-sale, and movements in our provision for current expected credit losses. For the three and six months ended June 30, 2026, the decrease resulted from movements in our provision for current expected credit losses of $(0.8) million and $(3.0) million, respectively (2025: $1.3 million and $5.3 million).
Corporate and Other Expenses
Corporate and other expenses in the three and six months ended June 30, 2026 include unamortized discount and debt issuance costs on the redemption of junior notes and expenses related to our rebrand.
Net Foreign Exchange Gains/(Losses)
At June 30, 2026, we held foreign exchange contracts with a notional amount of $31.7 million (December 31, 2025: $133.3 million). These contracts are used to manage foreign currency risks in our underwriting and non-investment operations. The foreign exchange contracts were recorded as derivatives at fair value in the Consolidated Balance Sheets with changes recorded as net foreign exchange gains and losses in the Consolidated Statements of Income.
Financing Costs
For the three and six months ended June 30, 2026, financing costs were $12.6 million and $27.3 million, respectively (2025: $9.3 million and $18.0 million, respectively). Our financing costs increased as our debt level increased in June 2025. For further details related to the debt issuance, see Note 10 (Long Term Debt) of our unaudited consolidated financial statements. Also included in financing costs are costs associated with our letter of credit facilities as discussed in Note 11a (Commitments and Contingencies - Letter of Credit Facilities) of our unaudited consolidated financial statements.

Financial Condition, Liquidity and Capital Resources
Financial Condition at June 30, 2026
•Total cash and cash equivalents, restricted cash and cash equivalents, and investments of $4.3 billion. 90.9% is comprised of cash and cash equivalents, restricted cash and cash equivalents, fixed maturities, short-term securities and fixed income funds.
•The average duration of the available-for-sale fixed income portfolio was 2.9 years.
•Total long-term debt of $720.5 million, resulting in a debt-to-total capital ratio of 24.5%.
•Total capital of $2.9 billion, with $305.3 million of capital returned to common shareholders in the six months ended June 30, 2026, including common share repurchases of $279.5 million and dividends of $25.8 million.
•Book value per diluted common share of $26.56 (dilutive shares at June 30, 2026 of 882,554).
Liquidity
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of PLGO and each of our operating insurance subsidiaries. As a Bermuda holding company, PLGO relies on dividends and other distributions from its operating subsidiaries to provide cash flow to meet ongoing cash requirements, including principal and interest payments on our debt and other expenses, tax expenses, the repurchase of common shares, and dividends to the holders of our common shares.
The payment of dividends by our subsidiaries is, under certain circumstances, limited by the applicable laws and regulations in the various jurisdictions in which our subsidiaries operate. In addition, insurance laws require our insurance subsidiaries to maintain certain measures of solvency and liquidity. We believe that each of our insurance subsidiaries and branches exceeded the minimum solvency, capital and surplus requirements in their applicable jurisdictions at June 30, 2026.
During the six months ended June 30, 2026, PLGO received dividends from subsidiaries of $325.0 million.
Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by the operating insurance subsidiaries, sufficient to appropriately satisfy the liquidity requirements of PLGO.
Capital Resources
We maintain our capital at an appropriate level as determined by our Company Board-approved internal risk appetite and the financial strength required by our clients, regulators and rating agencies. We monitor and review the capital and liquidity positions of PLGO and its operating insurance subsidiaries on an ongoing basis.
The principal capital transactions related to our common shares undertaken during the six months ended June 30, 2026 were:
•Repurchase of common shares: Repurchases of an aggregate of 14,324,667 common shares for an aggregate of $279.4 million, excluding expenses, pursuant to the Company’s share repurchase program (see Note 14 (Share Capital Authorized and Issued) of our unaudited consolidated financial statements). The unutilized amount of the share repurchase authorization at June 30, 2026 was $139.1 million.
•Dividend payments to the common shareholders: During the six months ended June 30, 2026, we paid quarterly cash dividends to our common shareholders for a total dividend distribution of $25.8 million (2025: $22.0 million).
Long-term debt: At June 30, 2026, PLGO had $720.5 million in debt outstanding. For the six months ended June 30, 2026, PLGO incurred interest expense of $25.9 million on outstanding debt. Such debt was comprised of the Senior Notes and the Subordinated Notes. In April 2026, the Company redeemed its Junior Notes for their principal amount of $125.0 million, plus accrued and unpaid interest up to the redemption date.
Access to capital: Our business operations are in part dependent on our financial strength and the opinions of the independent rating agencies thereof. We believe our financial strength provides us with the flexibility and capacity to obtain funds through debt or equity financing as required from the public and private markets. Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions, and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions.
Ratings: Our financial strength ratings as determined by AM Best, Standard & Poor’s and Moody’s provide an independent assessment of our financial strength and ability to meet policyholder obligations. There have been no material changes to our financial strength ratings during the six months ended June 30, 2026.
Inflation: We consider the effects of inflation in pricing our contracts and policies through modeled components such as demand surge. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.
Cash Flows
The following table summarizes our cash flows from operating, investing and financing activities:

	Six Months Ended
	June 30, 2026	June 30, 2025
Net cash provided by/(used in) operating activities	$247.5	$(792.3)
Net cash provided by/(used in) investing activities	(543.0)	739.6
Net cash provided by/(used in) financing activities	(431.9)	200.7
Effect of exchange rate changes on foreign currency cash	(3.1)	8.9
Net increase/(decrease) in cash, restricted cash, and cash equivalents	$(730.5)	$156.9
Cash flows provided by operating activities can fluctuate due to timing differences between the collection of premiums and reinsurance recoverables, the payment of losses and loss adjustment expenses, the payment of premiums to outward reinsurers and operating expenses. The net operating cash inflows, for the six months ended June 30, 2026, primarily related to premium receipts, outwards reinsurance recoveries and interest income exceeding payments for claims, commissions and outward reinsurance premiums. The net operating cash outflows for the six months ended June 30, 2025, primarily related to payments for the Aviation litigation settlements and claims in respect of the Ukraine Conflict, including the judgment handed down by the English High Court, and for the California wildfire claims, exceeding premium receipts, commissions and outward reinsurance premiums.
Net cash used in investing activities for the six months ended June 30, 2026, reflected the use of cash to purchase fixed maturity securities and other investments, partially offset by proceeds from the sales and maturities of fixed maturity securities. Cash provided by investing activities for the six months ended June 30, 2025 reflected the proceeds from the maturities and sales of lower yielding fixed maturity securities, partially offset by use of cash to purchase fixed maturity securities.
Cash used in financing activities in the six months ended June 30, 2026, primarily consisted of cash outflows of $279.5 million from common share repurchases, $125.0 million from the redemption of junior notes and $25.8 million from dividends paid to common shareholders. Cash provided by financing activities in the six months ended June 30, 2025, primarily consisted of cash inflows of $393.3 million from the proceeds from issuance of debt, net of issuance costs, partially offset by cash outflows of $110.8 million from common share repurchases, $59.6 million from the repurchase of preferred securities and $22.0 million from dividends paid to common shareholders.
Letter of Credit Facilities
We routinely enter into agreements with financial institutions to obtain secured and unsecured letter of credit facilities. These facilities are primarily used for the issuance of letters of credit to certain reinsurance entities which require us to post collateral. This is in order for these reinsurance counterparties to be able to take credit under local insurance regulations for the reinsurance protection obtained from companies located in jurisdictions which are not licensed or otherwise admitted as an insurer.
The following table summarizes the outstanding letters of credit at June 30, 2026:

Bank	Commitment	In Use	Secured by collateral
Lloyds Bank plc	$135.0	$27.8	$28.9
Citibank N.A. London Branch	70.0	14.1	17.6
Barclays Bank plc	135.0	39.1	32.7
Bank of Montreal	140.0	30.7	32.9
Total	$480.0	$111.7	$112.1
Quantitative and Qualitative Disclosures about Market Risk
We believe that we are principally exposed to the following types of market risk: interest rate risk, foreign currency risk and equity price risk.
Interest Rate Risk. Our investment portfolio consists primarily of fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed maturity portfolio falls and the converse is also true.

We manage interest rate risk by maintaining a portfolio of fixed maturity securities where the duration of the portfolio broadly matches the duration of our liabilities in order to reduce the net economic impact from changes in interest rates. At June 30, 2026, our fixed maturity portfolio had an approximate duration of 2.9 years.
The following table summarizes the effect that an immediate, parallel shift in the interest rate yield curve would have on the market value of our fixed maturity securities, available-for-sale, short-term investments, available-for-sale, and fixed income funds at June 30, 2026:

Interest Rate Shift in Basis Points	-100	-50	0	50	100
Market Value	$3,484.0	$3,433.7	$3,383.8	$3,334.6	$3,285.9
Gain/(Loss)	$100.2	$49.8	—	$(49.3)	$(98.0)
Percentage of portfolio at June 30, 2026	3.0%	1.5%	—	(1.5%)	(2.9%)
Foreign Currency Risk: Our reporting currency and functional currency is the U.S. dollar. At June 30, 2026, 97.2% of our cash and investments was held in U.S. dollars (December 31, 2025: 97.4%), with the balance of 2.8% held primarily in Canadian dollars, Euros and British Pound Sterling (December 31, 2025: 2.6%).
Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the income statement. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and monthly exchange rates for the income statements. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged, which would in turn adversely affect our results of operations and financial condition. An increase or decrease of 10% in the U.S. dollar would result in an additional gain or loss for the period ended June 30, 2026 of $3.0 million (December 31, 2025: $3.1 million) with an equal impact on net assets, assuming all other assumptions remain unchanged.
We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies. This may involve the use of foreign exchange contracts from time to time. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time.
As the foreign exchange contracts settle, the realized gain or loss is included with foreign exchange gains and losses in the income statement. For the three and six months ended June 30, 2026, the amount recognized within foreign exchange gains and losses for settled foreign exchange contracts was a realized gain/(loss) of $(3.1) million and $0.6 million, respectively, (2025: $(8.8) million and $(12.0) million).
Equity price risk: Our investment portfolio includes hedge funds which have exposure to equity price risk, which is the potential loss arising from decreases in fair value. At June 30, 2026, the fair value of investments with direct exposure to equity price risk totaled $341.5 million (December 31, 2025: $205.8 million). An immediate hypothetical 10% decline in the value of each position would reduce the fair value of such investments by $34.1 million. A hypothetical 10% increase in the value of each position would increase the fair value of such investments by $34.1 million.
Cautionary Note Regarding Forward-Looking Statements
The above discussion contains “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements contained therein may include, among others, statements in relation to: targeted operating results such as return on equity, net income and earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business, including the industries we operate in, and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our expectations regarding our partnerships and strategic agreements, including The Fidelis Partnership; anticipated market conditions, pricing cycles, and competitive positioning; sustainability and renewable energy initiatives; use of and exposure to emerging technologies; our management team and human capital; our share price performance and valuation; and our regulatory or listing status; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:
•the inherent uncertainty, volatility and unpredictability of underwriting insurance and reinsurance risks, including low-frequency, high-severity events and natural and non-natural catastrophic events;
•the frequency and severity of claims and loss activity, including the impact of climate change, inflation (including social inflation), emerging claims trends and complex causation or coverage issues;
•limitations in available data and the reliability of pricing, accumulation, catastrophe and other analytical models used to estimate losses and exposures;
•the adequacy of our loss reserves and the actual development of losses and loss adjustment expenses;
•macroeconomic, geopolitical and market conditions, sanctions and other global developments;
•cyclical changes in the insurance and reinsurance industry, including premium rate movements, competitive pressures and consolidation;
•our ability to implement our strategy, identify and execute growth opportunities and compete effectively;
•any downgrades, potential downgrades or other negative actions by rating agencies;
•the availability, affordability and collectability of reinsurance and retrocessional protections;
•litigation, arbitration and regulatory proceedings and the inherent uncertainty of their outcomes;
•our reliance on TFP and other third parties for underwriting, claims handling and other services, and the effectiveness of our risk management and oversight framework;
•operational risks, including system failures, cybersecurity incidents, data protection breaches and risks associated with emerging technologies, including artificial intelligence, and evolving regulatory requirements applicable thereto;
•risks relating to our investment portfolio, including market volatility, interest rate movements, credit risk, liquidity risk and currency fluctuations;
•our ability to access capital and liquidity, including through letters of credit and other financing arrangements, and our status as a holding company dependent on dividends and other distributions from our operating subsidiaries;
•regulatory developments, including changes in capital regimes, increased supervisory scrutiny and compliance with economic and trade sanctions, anti-bribery and similar laws;
•tax developments, including changes in tax laws, interpretations and international tax initiatives;
•our ability to attract and retain key personnel;
•our potential inability to pay dividends or distributions in accordance with our dividend policy;
•our ability to maintain the listing of our common shares on the NYSE or another national securities exchange;
•the Company’s status as a foreign private issuer; and
•the other risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in our Annual Report on Form 20-F filed with the SEC on March 5, 2026, as well as subsequent current reports and other filings with the SEC available electronically at www.sec.gov.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in our filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. The forward-looking statements contained herein are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control and which could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements, expectations, beliefs and projections made by us herein speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of TFP, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to update or revise any forward-looking statements contained in the above discussion, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.